Questions and Answers about the Cbeyond
Directed Share Program

What is the Directed Share Program?
The directed share program gives you (as well as other people designated by the company) the opportunity to purchase a limited number of Cbeyond shares at the IPO price.

What do I need to do in order to participate in the Directed Share Program?
You need to read the enclosed preliminary prospectus, complete the required paperwork (the Account Application and Indication of Interest Form), and fax or mail it back to Deutsche Bank Alex. Brown no later than *Deadline Date*. NO FORMS WILL BE ACCEPTED AFTER THIS DATE.

Can I participate through another brokerage firm?
No. Deutsche Bank Alex. Brown is administering the Program. The only way to participate in the Program is through Deutsche Bank Alex. Brown. If you already have an account at Deutsche Bank Alex. Brown please contact your broker when filling out the Indication of Interest Form.

What will the process be if I choose to participate?
1) You should review the preliminary prospectus and the attached paperwork.
2) You should complete the two forms (the Account Application and the Indication of Interest Form).
3) You should fax or mail the completed forms back to Deutsche Bank Alex. Brown by *Deadline Date*.
4) When the final IPO price has been determined, you will be contacted by Deutsche Bank Alex. Brown to confirm your allocation of shares (an allocation is not guaranteed until this time).
5) You must confirm your acceptance of the shares by the time the stock begins to trade, so you should plan on checking your email and/or voicemail frequently during *Pricing Time Period*.
6) The stock begins to trade.
7) You must send in your payment to Deutsche Bank Alex. Brown no later than 3 business days following the day the stock begins to trade.
8) You can hold your shares, sell your shares, or after your payment is received you can transfer your shares.

What do I need to fill out on the Account Application?
If you are a U.S. customer, start with the box titled "Provide Requested Information For Each Account Owner". Then complete the second box titled "Certification – Taxpayer Identification Number".

If you are a non U.S. customer, follow the same instructions as above, but complete the bottom of the form titled "Certification – Non U.S. Customers". If you do not have this form, please contact Deutsche Bank Alex. Brown to have one forwarded to you.

What do I need to fill out on the Indication of Interest Form?
You should complete the entire form. Incomplete forms will not be accepted.

When is the deadline for my forms and what if I miss it?
The deadline to mail or fax in your completed forms is *Deadline Date*. No forms will be accepted after this date. There will be no exceptions.

How many shares can I purchase?
(*TBD*)

Can I purchase the shares in an IRA or a Trust account?
Only if you have an existing IRA or Trust account at Deutsche Bank Alex. Brown.

Can I have the shares issued in the name of my spouse/child/third party?
No. Only the individual who is invited to participate can purchase their shares in their name only.

What will the process be once my forms have been received?
Once you have sent in your completed paperwork, you should plan on being accessible, because the date when the final price is determined is not definite. The day the final price is determined, a representative from Deutsche Bank Alex. Brown will contact you to confirm your allocation. We anticipate that this will be sometime in *pricing time*. You will need to be available to confirm your acceptance of these shares. **If you are not available to confirm, you will have a limited amount of time to contact Deutsche Bank Alex. Brown in order to confirm. If Deutsche Bank Alex. Brown has not heard back from you prior to the time at which shares begin to trade, you will not be able to participate in the program.** The timeline is as follows:

Day 1   Final Price is Determined
You Are Contacted By A Deutsche Bank Alex. Brown Representative
You need to Confirm Your Acceptance of the Shares With Deutsche Bank Alex. Brown

Day 2   Stock Begins to Trade on the NASDAQ under the symbol CBEY (Typically in the mid-morning Eastern Standard Time)
If you have not confirmed your acceptance by this time, you will not be able to participate

When do I pay for my shares?
You must pay for your shares no later than three business days following the first trade date. You should not send in any funds prior to trade date. When a Deutsche Bank Alex. Brown representative contacts you with the final price and your final allocation, they will also give you your account number and how much money will be due upon settlement.

How can I pay for my newly acquired shares?
Shares can be purchased using personal checks, payment by wire, or money in an existing Deutsche Bank Alex. Brown retail account.
Third party checks, credit cards, and proceeds from sales of the issued stock will NOT be accepted.

Where do I send my payment?
The check you send in should be in your name only. We can not accept third party checks. You should make your check payable to Deutsche Bank Alex. Brown, and be sure to put your account number on it. It should be mailed to:
Deutsche Bank Alex. Brown
Attn:Scott Olsen
Monarch Plaza – Suite 900
3414 Peachtree Road, NE
Atlanta, GA 30326

What if I want to wire my payment?
You can wire in your payment using the following wiring instructions:

Bank of New York
New York, NY
ABA Routing #: 021-000018
A/C Pershing LLC
Acct #: 890-051238-5
FBO_______________(Your Name)
Acct #______________(Your Deutsche Bank Alex.Brown Account Number)

If I sell my shares through Deutsche Bank Alex. Brown, when may I withdraw the sale proceeds?
You may withdraw your sale proceeds after the sale settlement date and once your payment for the shares has been received and has cleared. Please note that Deutsche Bank Alex. Brown typically has a 10 day hold period on all personal checks. Once your personal check is received, you may not be able to withdraw any funds from your account for ten business days.

Who should I contact if I have any questions?
If you have additional questions, you can call Scott Olsen or Ray Vuicich at 1-800-241-2130.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

Investing in new issues is speculative and carries a high degree of risk. Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations. Read the official offering documents carefully.

Dear Cbeyond Communications Friend,

As you may know, Cbeyond Communications, Inc. ("Company") has filed a registration statement with the United States Securities and Exchange Commission in anticipation of making a public offering. Deutsche Bank Securities Inc. (referred to herein as Deutsche Bank Alex. Brown) is serving as a managing underwriter of the proposed offering. In connection with the offering, management has requested that Deutsche Bank Alex. Brown make available a limited number of shares for purchase in the offering by employees and other friends of the company. It is currently anticipated that the estimated offering price (including all charges) will be between $ XX and $ XX**.

If you are interested in purchasing shares in the offering, you will be asked to indicate the number of shares you would be interested in purchasing (minimum 100) by completing the enclosed Confidential Indication of Interest Questionnaire and sending the Questionnaire to Deutsche Bank Alex. Brown. You will also need to complete the enclosed New Account Application. The enclosed Questionnaire and New Account Application must be received by Deutsche Bank Alex. Brown by DATE** in order for you to be eligible to purchase shares in the offering. Your indication of interest in buying shares does not constitute an agreement on your part to buy shares or an agreement on the part of the Company or the underwriters to sell any shares to you.

The final allocation of shares allocated to employees and friends of the Company will not be made until the registration statement is effective and the offering is priced, which we expect will occur in DATE. At that time, you will be notified of your allocation and the initial public offering price. There is no guarantee that you will be allocated any shares in the offering. Shares purchased by you in the offering may be held in a Deutsche Bank Alex. Brown brokerage account for which there is no annual account charge or fee.

Do not send any funds for the purchase of shares at this time. However, please note that payment for shares purchased in the offering must be received by Deutsche Bank Alex. Brown no later than three business days following the effective date of the offering. Accordingly, due to this short period of time, please make appropriate arrangements prior to the effective date of the offering in order to ensure that you are able to make prompt payment of any shares purchased.

This is not an offer to sell the Company's common stock or other securities. Offers will only be made by means of a prospectus. Enclosed is a copy of the Preliminary Prospectus dated (DATE) filed with the United States Securities and Exchange Commission. Please read the prospectus carefully in deciding whether to indicate an interest in the offering. If you have any questions please feel free to contact:

Scott Olsen
Ray Vuicich
1-800-XXX-XXXX

**To Be Determined

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or other jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

This letter is not intended to encourage you to request any shares in the offering. It is simply intended to inform you that there is a proposed offering should you be interested in investing. Investing in new issues is speculative and carries a high degree of risk. Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations. Read the prospectus carefully.

To: Deutsche Bank Alex. Brown
        A Division of Deutsche Bank Securities Inc.
        Monarch Plaza – Suite 900
        3414 Peachtree Road, NE
        Atlanta, GA 30326

CONFIDENTIAL INDICATION OF INTEREST QUESTIONNAIRE – Cbeyond Communications

Name: _____

Work Phone: _____ Home Phone: _____

Cell Phone (optional):_____

FAX: _____

Email Address: _____

Spouse's Name: _____
(If Joint Account)

Spouse's Employer: _____

Do you currently have an account with Deutsche Bank Alex. Brown?   Yes____   No____
If "yes", name of Investment Representative is_____.

I have received a copy of the preliminary prospectus dated _____.

Please open a securities brokerage account in the above name. I am interested in purchasing
(   ) shares (minimum 100) in the public offering. I have completed the Confidential Indication of
Interest Questionnaire and New Account Application.

I understand that there are a limited number of shares available for sale pursuant to the directed share
program and that there is no guarantee of my/our participation in the directed shares program. I further
understand that I am responsible for providing funds within 3 business days of the effectiveness of the
offering if I purchase shares in the offering.

I understand that my indication of interest in buying shares does not constitute an agreement on my part to
buy shares or an agreement on the part of the Company or Deutsche Bank Alex. Brown or the other
underwriters in the offering to sell any shares to me.

Deutsche Bank Alex. Brown will only accept a personal check written on, or funds wired in from, the bank
account of the Deutsche Bank Alex. Brown account owner. Contact your Deutsche Bank Alex. Brown
Investment Representative with any questions relating to this policy well in advance of the offering date to
avoid delays in processing your purchase.

E-Mail Communications
I understand that I may choose to have future communications between Deutsche Bank Alex. Brown and
myself be conducted pursuant to e-mail. In electing to have future communications between Deutsche
Bank Alex. Brown and myself be conducted pursuant to e-mail, I agree to the following conditions:

1.   Deutsche Bank Alex. Brown may rely on the fact that all e-mails sent to or received from my e-
        mail address will be sent to or received from me. Accordingly, I will be responsible for all

communications entered through and under my e-mail address. Deutsche Bank Alex. Brown will not be responsible for any delays in the transmission of any e-mail messages sent to or received from me. Further, I acknowledge and understand that it is impossible to guarantee that e-mail communications will be completely secure. Accordingly, although Deutsche Bank Alex. Brown will take reasonable security precautions, there can be no assurance that e-mail communications provided by or to me through my e-mail address will remain completely secure. I agree to the electronic transmission of personal financial information by e-mail. **Deutsche Bank Alex. Brown and its affiliates will not be liable to me for any incidental, indirect, consequential, special, punitive or exemplary damages (including, without limitation, lost profits and trading losses) in connection with my use or inability to communicate with Deutsche Bank Alex. Brown via e-mail.**

I wish to communicate with Deutsche Bank Alex. Brown through e-mail.

Yes _____   No _____ *

* If I choose to not communicate with Deutsche Bank Alex. Brown via e-mail, I will communicate with the Firm through a combination of paper and oral communication.

Signature(s):   _____   Date: _____

                   _____
                   (Joint accounts require both signatures)

If you have any questions or require further information, please do not hesitate to contact Scott Olsen or Ray Vuicich at Deutsche Bank Alex. Brown at 1-800-241-2130. **Please return both pages of this form and the new account form via fax as soon as possible, but no later than DATE** to XXX-XXX-XXXX.** You many also send the documents to be received by DATE** to:

Deutsche Bank Alex. Brown
Attn: Scott Olsen
Monarch Plaza – Suite 900
3414 Peachtree Road, NE
Atlanta, GA 30326

Please note this form must be completed in its entirety.

**To be determined

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or other jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

This letter is not intended to encourage you to request any shares in the offering. It is simply intended to inform you that there is a proposed offering should you be interested in investing. Investing in new issues is speculative and carries a high degree of risk. Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations. Read the prospectus carefully.

Private Client Limited Purpose Account Agreement – DSP

U.S. Account Owner

Deutsche Bank Alex. Brown
A Division of Deutsche Bank Securities Inc.



Provide requested information for each account owner

☐ **New** Account Number ☐☐☐ – ☐☐☐☐☐☐   CA Number ☐☐☐   Short Name ☐☐☐☐☐☐☐☐☐☐☐☐☐☐   Account Category **M I S C**
☐ **Update**

Customer Identification Program Notice IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT
To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, address, date of birth, tax identification number and other information that will allow us to identify you. We may also ask to see your driver's license or other identifying documents.

Limited Purpose Account: Please use this agreement only for buys and/or sells of a single security.

Throughout this agreement, "I," "me," "my," "we," "us," and "undersigned" refer to the person(s) whose signature(s) appear(s) below and all others who are legally obligated on this account. By signing this Agreement, the undersigned represent(s) that the information below is accurate and may be relied upon by Deutsche Bank Securities Inc., acting through its Deutsche Bank Alex. Brown division (referred to herein as "Deutsche Bank Alex. Brown"). Further, the undersigned acknowledges that Deutsche Bank Alex. Brown neither solicited nor recommended the transactions to be effected in this account.

Private Banking Account   ☐ Yes ☑ No   **Is Client a Foreign Bank**   ☐ Yes ☑ No   **Provided Privacy Notice**   ☐ Yes ☐ No

Initial Source of Funds ☐☐☐   **CIP Exempt Code** ☐☐☐☐   **CESG Number** `C` `E` `S` `G` ☐☐☐☐☐ ☐☐

Name of Account Owner (First, Middle, Last) _____

Mailing Address _____ City _____ State _____ Zip _____

Address _____ City _____ State _____ Zip _____
(Give home if business or P.O. Box used above)

Home Phone Number _____ Date of Birth (mm/dd/yyyy) _____

ID Type: _____ Issue Date: _____ Exp. Date: _____

Employer's Name _____ Business Phone Number _____

Employer's Address _____

Occupation & Position _____ Years Employed _____

Name of Joint Owner (First, Middle, Last) _____

Mailing Address _____ City _____ State _____ Zip _____

Address _____ City _____ State _____ Zip _____
(Give home if business or P.O. Box used above)

Home Phone Number _____ Date of Birth (mm/dd/yyyy) _____

ID Type: _____ Issue Date: _____ Exp. Date: _____

Employer's Name _____ Business Phone Number _____

Employer's Address _____

Occupation & Position _____ Years Employed _____

1. Is either the account owner, co-owner, or an immediate family member of either account owner (as defined by the rule below):

   a. (i) An officer, director, general partner, **associated person, employee, or person listed on the Form BD of an NASD member firm** (including Deutsche Bank Alex. Brown) or any other broker-dealer (other than a **limited business broker-dealer**); or (ii) a person who has authority to buy or sell securities for a bank, savings and loan association, insurance company, investment company, investment adviser (whether or not registered as an investment adviser) or **collective investment account**?   ☐ YES   ☐ NO

   b. A person acting: (i) as a **finder** in connection with the offering that is the subject of the Directed Share Program for which this account is being opened or (ii) in a **fiduciary capacity to the managing underwriter(s)** in connection with the offering that is the subject of the Directed Share Program for which this account is being opened?   ☐ YES   ☐ NO

   If your answer is **NO** to both questions 1a and 1b above, you **may** participate in the Directed Share Program of the issuer for which this account is being opened and do not need to answer question 2.

   If your answer is **YES** to either question above, you must also answer question 2:

2. Are either account owner or an immediate family member (as defined by the rule below) an employee or director of the issuer sponsoring the Directed Share Program for which this account is being opened or a subsidiary of the issuer, its parent or a subsidiary of the parent?   ☐ YES   ☐ NO

   If your answer to question 2 is **NO**, you are prohibited by NASD Rule 2790 from participating in the Directed Share Program of the issuer for which this account is being opened.

   If your answer to question 2 is **YES**, you may participate in the Directed Share Program of the issuer for which this account is being opened.

   Immediate Family Member Rule: An immediate family member of a person is that person's parents, mother or father-in-law, spouse, brother or sister, brothers- or sisters-in-law, sons- or daughters-in-law and children, and any other individual to whom the person provides material support.

3. I authorize you, at your discretion, to aggregate orders for my account(s) with other customer orders and I recognize that in doing so, I may receive an average price for my orders which may be different from the price(s) I might have received had my orders not been aggregated. If this is a joint account, each of the undersigned agrees that: Deutsche Bank Alex. Brown is authorized to follow any instruction (including delivery instructions) regarding this account from any one of the undersigned; Deutsche Bank Alex. Brown may in its discretion require joint action by all of the undersigned; and all of the undersigned are jointly and severally liable for this account.

4. Is any owner either (i) a current or former senior military, government or political official of any country, or (ii) closely associated with an immediate family member of such an official?   ☐ YES   ☐ NO   If Yes, please identify the name of the official, office held and country. _____

5. **Arbitration**
- ■ This section of the Agreement contains the predispute arbitration agreement between us. By signing this Agreement, the parties agree as follows:
    - (i) All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.
    - (ii) Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.
    - (iii) The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.
    - (iv) The arbitrators do not have to explain the reason(s) for their award.
    - (v) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.
    - (vi) The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.
    - (vii) The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this Agreement.
- ■ I agree to arbitrate with you any controversies which may arise, whether or not based on events occurring prior to the date of this agreement, including any controversy arising out of or relating to any account with you, to the construction, performance or breach of any agreement, or any duty arising from any agreement or other relationship with you, or to transactions with or through you, only before the New York Stock Exchange, Inc., the National Association of Securities Dealers Regulation, Inc., or any exchange of which Deutsche Bank Alex. Brown is a member, at my election. I agree that I shall make my election by registered mail to you, at P.O. Box 515, Baltimore, MD 21202, Attention Director of Compliance. If my election is not received by you within ten (10) calendar days of receipt of a written request from you that I make an election, then you may elect the forum before which the arbitration shall be held.
- ■ Neither you nor I waive any right to seek equitable relief pending arbitration. No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until (1) the class certification is denied; or (2) the class is decertified; or (3) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver or any rights under this agreement except to the extent stated herein.
6. The undersigned also acknowledge(s) that the assets in this account (including all cash or securities) are not insured by the Federal Deposit Insurance Corporation, are not deposits or other obligations of, or guaranteed by, any bank and are subject to investment risk, including possible loss of the principal amount invested. This agreement shall inure to the benefit of Deutsche Bank Alex. Brown and to any successor firm or firms irrespective of any change or changes at any time in the personnel thereof for any cause whatsoever and of the assigns of Deutsche Bank Alex. Brown or any successor firm.
7. **Complaints** - If at any time I wish to make a formal complaint against Deutsche Bank Alex. Brown or any of its employees, I understand that it should be directed to Deutsche Bank Alex. Brown, Compliance Department - Client Inquiries, One South Street - 21st Floor, Baltimore, MD 21202 or I may call (410) 895-3527.

Please Complete 8 below

8. **Certification – Taxpayer Identification Number – U.S. Account Owner** – I will cross out item (ii) below if I have been notified by the IRS that I am currently subject to backup withholding because of underreporting interest or dividends on my tax return. If I am exempt from backup withholding, I will write the word "Exempt" here: _____. However, if I am opening an account on behalf of a pension or profit sharing plan that is designed to be a qualified plan under federal tax law, or a self-directed account for such a plan, I hearby certify that the account is exempt from back-up withholding. (For further information, see "Payers and Payments Exempt from backup Withholding on IRS Form W-9, a copy of which can be obtained from a Deutsche Bank Alex. Brown Client Advisor.)

   I certify that: (i) The number shown on this form is my correct Taxpayer Identification Number (Social Security Number), (ii) I am not subject to backup withholding because either I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding, and (iii) I am a U.S. person (including a U.S. resident alien).

   Under penalties of perjury, I declare that I have examined the information and certifications in paragraph 8 and to the best of my knowledge and belief they are true, correct, and complete.

PLEASE COMPLETE BY SIGNING BELOW AND INSERTING THE DATE OF YOUR SIGNATURE. PLEASE ALSO INSERT THE APPLICABLE IDENTIFICATION NUMBER.

BY SIGNING BELOW I ACKNOWLEDGE THAT I HAVE RECEIVED, READ AND AGREE TO THE TERMS OF THIS AGREEMENT INCLUDING THE CERTIFICATION ABOVE.

This Agreement contains a pre-dispute arbitration clause at paragraph 5.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding. If this is a Joint Account, all account owners must sign.

✔ Owner Signature _____ Date _____

Owner Social Security or Employer ID No. (Required) _____

✔ Joint Owner Signature _____ Date _____

Joint Owner Social Security or Employer ID No. (Required) _____

Contact Information - For questions or assistance on any matter relating to your account, you should contact your Client Advisor or the Branch Office Manager at the address and telephone numbers provided to you with your Welcome Package or account opening documents.

Internal Use Only

Client Advisor Opening Account Signature _____ Date _____   Person Approving Account Signature _____ Date _____

Is CA registered in the state in which client resides? ❑ YES ❑ NO

PROCEEDS ❑ Hold ❑ Send	TRANSFERS ❑ Hold ❑ Send	DIVIDENDS ❑ Send ❑ Credit	MONEY FUNDS SWEEP ❑ Prime ❑ Tax-Free ❑ Treasury